Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

May 11, 2007
Our ref. No. PI 125

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to dissolve three of its subsidiaries**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

dlw 5/16

Translation of report filed with the Tokyo Stock Exchange on May 11, 2007

Mitsubishi Corporation to dissolve three of its subsidiaries

Mitsubishi Corporation has decided to apply for three of its UK subsidiaries, as detailed below to be struck off the Company Register.

1. Company Overview

(1) Princes Eurogarden Limited

Name:	Princes Eurogarden Limited
Address:	Royal Liver Building, Pier Head, Liverpool, L3 1NX, United Kingdom
Director:	Manabu Oda, Kenneth Critchley
Business:	Non-trading company
Established:	January 30, 1967
Capital:	100 British Pound
Shareholder:	Princes Foods Limited (98%) (*1) Mitsubishi Corporation (UK) PLC (2%) (*2) (*1) Princes Foods Limited is a 100% owned subsidiary of Princes Limited, a subsidiary of Mitsubishi Corporation (Shareholding: 90%) and Mitsubishi Corporation (UK) PLC (10%).
Fiscal year-end:	March

(2) Oxbridge Foods Limited

Name:	Oxbridge Foods Limited
Address:	Royal Liver Building, Pier Head, Liverpool, L3 1NX, United Kingdom
Director:	Manabu Oda, Kenneth Critchley
Business:	Non-trading company
Established:	May 27, 1933
Capital:	3,000 British Pound
Shareholder:	Princes Foods Limited (99.93%) Mitsubishi Corporation (UK) PLC (0.07%)
Fiscal year-end:	March

(3) Oxbridge Group Limited

Name:	Oxbridge Group Limited
Address:	Royal Liver Building, Pier Head, Liverpool, L3 1NX, United Kingdom
Director:	Manabu Oda, Kenneth Critchley
Business:	Non-trading company
Established:	December 29, 1989
Capital:	2 British Pound
Shareholder:	Princes Soft Drinks Limited (50%) (*3) Mitsubishi Corporation (UK) PLC (50%) (*3) Princes Soft Drinks Limited is a 100% owned subsidiary of Princes Limited.
Fiscal year-end:	March

2. Reason for Dissolution

The decision was made to dissolve these subsidiaries following a review by Princes Limited, a UK foods and soft drinks company, of its group company structure.

3. Schedule

Completion of dissolution: August 2007 (estimated)

4. Impact on MC Operating Results

The dissolution of the aforementioned subsidiaries will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

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